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                             December 16, 2021

       Eleftherios Papatrifon
       Chief Executive Officer
       OceanPal Inc.
       c/o Steamship Shipbroking Enterprises Inc.
       Pendelis 26, 175 64 Palaio Faliro, Athens, Greece

                                                        Re: OceanPal Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
8, 2021
                                                            CIK No. 0001869467

       Dear Mr. Papatrifon:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Edward S. Horton, Esq.